August 16, 2010

Ms. Alicia Borst Derrah
Chief Financial Officer
MAN-AHL Diversified I, L.P.
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

  Re: **MAN-AHL Diversified I, L.P.**
    Form 10-K for the year ended December 31, 2009
    Filed on March 31, 2010
    File No. 000-53043

Dear Ms. Alicia Borst Derrah:

  We have reviewed your response letter dated July 23, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

MAN-AHL Diversified Trading Company, L.P.

Note 3 – Advisory Agreement and Limited Partnership Agreement, page F-22

1.   We have considered your response to comment two.   Paragraph 946-225-45-12 of the
        FASB Accounting Standards Codification indicates that the total of all feeders' income,
        expense, and realized and unrealized gain or loss components shall agree to the
        corresponding totals of the master fund. Had you applied this guidance, tell us how this
        would have impacted the statements of operations presented in the Form 10-K. Quantify
        the amount of expenses that should have been reflected and why you believe the net
        impact would be zero in the statement of operations of the trading partnership.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you
have any questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief